Exhibit 4.37

MANAGEMENT SERVICES AGREEMENT

This Management Services Agreement made as of the 23rd day of September, 2011.

BETWEEN:

OLYMPUS PACIFIC MINERALS INC., a Canadian company having its head office at 10 King Street East, Suite 500, Toronto, Ontario M5C 1C3, Canada

                      (the "Company")

                                                                                     OF THE FIRST PART

AND:
K&K MANAGEMENT COMPANY, a German company having its head office at Baernbachmuehle 1, D-94130 Obernzell, Germany

(the "Consultant")

AND:

KLAUS LEIDERS, an individual residing at Baernbachmuehle 1, D-94130 Obernzell, Germany

                                                                                     OF THE SECOND PART

BACKGROUND:

A.
At the request of the Company the Consultant has agreed to provide personnel ("Manager") to provide senior executive services for the Company as may be required by the Company for the proper management and advancement of the Company's business, upon the terms and conditions set out below.

WHEREAS:

A.	The Company wishes to engage the services of the Consultant as set out in Schedule “A” on the terms and conditions of this Agreement.

B.
The Consultant represents that it possesses the necessary expertise to provide management and consulting services and shall be responsible for the employment or engagement of the Manager to be made available to the Company for the purposes of providing the services pursuant to this Agreement and unless otherwise agreed shall pay all remuneration payable to the Manager and keep all records in relation to such personnel and make all deductions from the remuneration as required by law. The Company shall have the right to approve the Manager made available to it (such approval not to be unreasonably withheld).

C.
At the request of the Company, the Consultant has agreed to initially provide the services of its employee for the position of Manager as provided in Schedule “A”. Should the Consultant wish to replace the above referenced employee of the Consultant as Manager with another employee of the Consultant it can only do so with the prior written approval of the Company (such approval not to be unreasonably withheld).

D.
The Consultant and the Company have agreed to enter into this Agreement to ensure that the Consultant will continue to provide services to the Company and further to evidence the fees and other benefits to be received by the Consultant in respect to such services.

NOW THEREFORE, in consideration of the mutual covenants and premises herein contained, in consideration of the Consultant continuing to provide its services to the Company, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties) the Consultant and the Company hereby agree as follows:

1.                       Interpretation and Schedules

1.1                      Interpretation

For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)	"affiliate" and “associate” have the meanings given to them by the Canada Business Corporations Act;

(b)	"Board" means the Board of Directors of the Company;

(c)	"Agreement" means this management services agreement as from time to time supplemented or amended by one or more agreements entered into pursuant to the applicable provisions hereof;

(d)	the words "herein", "hereof' and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular paragraph, subparagraph or other subdivision;

(e)	"Term" means the period of the engagement of the Consultant as set out in Schedule “A”;

(f)	all references to currency shall mean the currency as set out in Schedule “B”;

(g)	a reference to an entity includes any entity that is a successor to such entity;

(h)	the headings are for convenience only and are not intended as a guide to interpretation of this Agreement or any portion hereof; and

(i)
A reference to a statute includes all regulations made pursuant thereto, all amendments to the statute or regulations in force from time to time, and any statute or regulation which supplements or supersedes such statute or regulations.

1.2                      Schedules

The following are the Schedules attached to and incorporated in this Agreement by reference and deemed to be a part hereof:

Schedule “A”	-	Responsibilities and Engagement of the Consultant and Manager

Schedule “B”	-	Fee Schedule and Criteria for Bonus

2.                      Engagement

(a)
The Company hereby engages the Consultant for the Term to provide the Manager to assume the position set out in Schedule “A” and the Consultant hereby accepts such engagement by the Company upon and subject to the terms and conditions hereinafter set forth.

(b)	Such engagement will commence on the date of this Agreement and will continue until the expiry of the Term or until terminated as hereinafter provided.

(c)	The Consultant’s (and as appropriate, the Manager’s) responsibilities, duties and authority shall be as provided in Schedule “A”.

(d)
The Consultant shall procure that the Manager shall be present at and perform its duties at such location, or locations, set out in Schedule “A” and as mutually agreed upon between the Consultant and the Company, but, recognizing that the position will require a considerable level of travel, the Manager shall be present at and perform his duties in other jurisdictions with such frequency and for such duration as is reasonably necessary for the proper and timely performance of the Consultant’s duties hereunder, provided that:

(i)	the Consultant must first provide its consent to any relocation of the Manager for a term of greater than three (3) months; and

(ii)	The Manager cannot be required to be on the road traveling for the Company on business more than sixty (60) calendar days in any one year.

(e)
The Consultant shall procure that the Manager shall devote so much of his time to the business and affairs of the Company as provided in Schedule “A” and as mutually agreed upon between the Consultant and the Company and shall well and conscientiously serve the Company and use its best efforts to promote the interests of the Company during the continuation of its services hereunder. Provided that there is no conflict with the Manager's obligations pursuant to this Agreement, with prior notice to and the consent of the Chairman of the Board, the Manager may act as a director for other corporations and organizations.

(f)
The Consultant and the Manager will perform all services on behalf of the Company hereunder as an independent contractor, and neither the Consultant nor Manager will be considered for any reason to be a partner, employee or servant of the Company or, except to the extent expressly permitted hereunder, an agent of the Company.  To the extent necessary to permit the Consultant to perform the services required hereunder, the Company will provide evidence of the authority of the Manager or its representatives as agent for the Company hereunder.

(g)
In the event that any person, or any person and its affiliates, as such terms are defined in the Canada Business Corporations Act (the “CBCA”), begins a tender or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, the Consultant agrees that the Manager will not voluntarily leave the employ of the Consultant, and will render services to the Company in accordance with its position and in the best interests of the shareholders, until such person has abandoned or terminated efforts to effect a takeover of control of the Company or until such takeover of control of the Company has occurred. For purposes of this Agreement, takeover of control shall be evidenced by (i) the acquisition by any person, or by any person and its affiliates, as such terms are defined in the CBCA, and whether directly or indirectly, of common shares of the Company which, when added to all other common shares of the Company at the time held by such person and its affiliates, totals for the first time 50% or more of the outstanding common shares of the Company (ii) the removal, by extraordinary resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Company's board who were not nominees of the Company's incumbent board at the time immediately preceding such election; or (iii) consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect, except where such sale or transaction is for the purpose of financing the construction of a mine (a “Takeover of Control”).

(h)
As used herein voluntary termination by the Consultant of its engagement with the Company for "Good Cause" means termination after a Takeover of Control of the Company following the occurrence of one of the following events without the Consultant’s express written consent:

(i)
without the written agreement of the Consultant, the nature of the duties, requirements and arrangements of the Consultant or Manager are substantially changed from those set out in Schedule “A” such that the nature of the work that is required to be performed is not work which is consistent with the work ordinarily required to be performed for a position similar to that assumed by the Manager as set out in Schedule “A” for a publicly listed mining company;

(ii)	a reduction by the Company in the Consultant's base compensation set out in Schedule “B” as in effect immediately prior to the Takeover of Control;

(iii)
a change in the principal executive office of the Company to a location more than fifty (50) kilometres from the location of the principal executive office of the Company immediately prior to the Takeover of Control;

(iv)
the requirement by the Company that the Consultant be based anywhere other than within a fifty (50) kilometre radius of his location or locations set out in Schedule “A” immediately prior to the Takeover of Control; or

(v)
the failure by the Company to continue in effect, or a change of the Consultant’s or the Manager's participation in benefits under any bonus or incentive compensation or benefit plan, any stock ownership, stock purchase, stock option or other equity incentive plan, any life, health, accident, disability or similar plan providing welfare benefits or any plan or program of fringe benefits in which the Consultant or the Manager are participating immediately prior to a Takeover of Control (the "Existing Plans"), the effect of which would be to materially reduce the total value, in the aggregate, of the Consultant’s or the Manager's benefits under all the Existing Plans and all amendments thereto and plans substituted therefor, as compared to the Consultant’s or the Manager's benefits under the Existing Plans as they existed immediately prior to the takeover of control, or the failure by the Company to provide the Consultant or the Manager with the number of paid vacation days to which the Consultant or the Manager is entitled in accordance with the Company's general vacation policy in effect immediately prior to the Takeover of Control.

3.           Fees

(a)	The Consultant will be paid an annual fee as provided in Schedule “B”.

(b)	Upon entering into this agreement, the Company will pay the Consultant the amount set out in Schedule “B”.

(c)
The Consultant acknowledges that all taxes (except GST or HST, if any) and other charges arising in relation to the remuneration of the Consultant are the responsibility of the Consultant. The Consultant agrees and indemnifies the Company against any such taxes or other charges arising under this Agreement.

Income taxes payable by the Consultant or Manager in any jurisdiction in which the Consultant or Manager is required to pay income taxes are the sole responsibility of the Consultant or Manager, as applicable, and not the responsibility of the Company. If the location or locations that the Consultant or Manager performs its duties, as set out in Schedule “A”, is outside of Canada, the Company may deduct and pay income tax as directed by the Consultant or Manager if requested by the Consultant or Manager to deduct and pay such income tax.  The Company will make the deductions required by law prior to payment with details provided to the Consultant per payment and per annum.

(d)
The Consultant shall be solely responsible, as an independent contractor, for complying with all applicable laws, rules and regulations, including, if applicable, without limitation the requirements of the Income Tax Act (Canada), the Employment Insurance Act (Canada) and the Canada Pension Plan Act or similar legislation in other jurisdictions. The Consultant shall be responsible for deducting all applicable federal and provincial income taxes, Canada Pension Plan deductions and Employment Insurance premiums on any remuneration provided by the Company to the Consultant and for remitting same, if applicable, to Canada Revenue Agency or such other governmental authorities as prescribed by law.

(e)
In addition to the foregoing, the Company will reimburse the Consultant in accordance with Schedule “B” for expenses incurred by the Consultant or the Manager in connection with the business of the Company and any of its subsidiaries.

(f)	The Consultant shall submit bills and vouchers reasonably satisfactory to the Board supporting all requests for reimbursement hereunder.

(g)
For so long as the Consultant continues to provide services to the Company pursuant to this Agreement, an incentive bonus will be awarded to the Consultant at the discretion of the Board or a committee of the Board following performance reviews as provided in Schedule “B”.

(h)
Nothing herein will disentitle the Consultant from participating in any profit sharing or bonus program, pension, stock option, stock purchase, stock appreciation, and health or medical insurance, or other benefit plans or retirement rights from time to time established by the Company and to which executives of the Company or any of its subsidiaries or affiliates are from time to time entitled. As a term of its engagement, the Manager will be enrolled in the Company's benefit plans and stock option plan effective the date of the signing of this Agreement.

(i)	If the Manager dies during the Term of this Agreement all options which have been granted to that date will vest and become exercisable pursuant to Schedule “B”.

4.           Annual Commitment

During the Term of this Agreement the Consultant agrees to provide the services of the Manager for forty-eight (48) weeks in each year to be mutually agreed between the Company and the Consultant. If the Manager works for more than forty-eight (48) weeks in any calendar year, the Consultant may at its sole discretion accept on behalf of the Manager a cash payout equal to the fee that would be payable for those days.

~~5.~~           Termination

(a)
The Consultant may terminate this Agreement and the services being provided by it hereunder by giving the Company at least three (3) months prior written notice (the "Consultant's Termination Notice"), provided that the Company shall, subject to Section 5(g), have the right to give written notice to the Consultant that the Company is waiving the full notice period and is permitting this Agreement and the services of the Consultant to be terminated upon a date that is less than three months after the date of the Consultant's Termination Notice as determined by the Company (the “Company’s Termination Notice”) and further provided that all fees payable to the Consultant hereunder and all other obligations of the Company to the Consultant hereunder shall cease upon the date specified in the Consultant’s Termination Notice or the Company’s Termination Notice, whichever is applicable, notwithstanding the provisions of Section 2 or any other Section hereof.

The Consultant shall be entitled to terminate this Agreement immediately upon serving written notice to the Company in the event that:

(i)	a receiver or liquidator is appointed in respect of the Company; or

(ii)
the Company fails to pay any moneys payable hereunder within fourteen (14) calendar days of the due date and shall further fail to pay such moneys within fourteen (14) calendar days of receiving written notice of such failure from the Consultant.

(b)
The Company may at any time other than from the commencement of any steps to effect a Takeover of Control through to twelve (12) months following a Takeover of Control, terminate this Agreement and the engagement of the Consultant without cause. In this event the Company shall be obligated to pay the Consultant the amounts set out below. Such payment shall be payable on the fifth (5th) calendar day following the date of the notice of termination (the “Company's Notice of Termination”) and shall consist of the following:

(i)
the Consultant's full fee through to the date of termination at the amount in effect at the time the Company's Notice of Termination was given, the amount of any expenses reimbursable pursuant to Schedule “B”, plus an amount equal to the amount, if any, of any bonuses previously made to the Consultant which have not been paid;

(ii)
in lieu of further fees for periods subsequent to the date of the Company's Notice of Termination, a payment equal to the number of months set out in Schedule “B” at the rate of the Consultant’s then existing annual fee pursuant to Schedule “B”; and

(iii)
the Consultant's options on shares of the Company shall remain in full force and effect for the earlier of the expiry date of such options or twelve (12) months following the Company's Notice of Termination and the option agreements shall be deemed to have been amended, to the extent required, to the effect that any provision which would otherwise terminate such options as a result of the termination of the Consultant's services shall be null and void.

Termination of the Agreement in accordance with this Section shall relieve the Company from any and all obligations, liabilities or claims by the Consultant, exclusive of monies owing to the Consultant up to the date of termination as set out in this section.

(c)
The Company may at any time terminate the services of the Consultant and this Agreement for any just cause that would in law permit the Company to, without notice, terminate the Consultant, in which event the Consultant shall not be entitled to the payment in sections 5(b)(ii) or (iii), but shall be entitled to receive the full amount of the Consultant's fees due through to the date of the notice of termination as set out in section 5(b)(i).

(d)
This Agreement shall be deemed to have been terminated by the Company if without the written agreement of the Consultant, the nature of the duties, requirements and arrangements of the Consultant are substantially changed from those set out in Schedule “A” such that the nature of the work that is required to be performed is not work which is consistent with the work ordinarily required to be performed for a position similar to that assumed by the Manager as set out in Schedule “A” for a publicly listed mining company, in which event the Company shall be obligated to provide the Consultant with a payment as described in Section 5(b).

(e)
Any termination by the Company pursuant to Section 5(b) or (c) shall be communicated by written Notice of Termination. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision of this Agreement relied upon and, in the case of a notice of termination for cause under Section 5(c), shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Consultant's engagement. For purposes of this Agreement, no such purported termination shall be effective without such notice.

(f)
On the termination of this engagement for any reason, the Consultant agrees to deliver up to the Company all equipment, all documents, financial statements, records, plans, drawings, papers of every nature in any way relating to the affairs of the Company and its associated or affiliated companies which may be in its possession or under its control and, if applicable, the Manager's resignation as a Director of the Company and any subsidiary of the Company, effective immediately.

(g)
Notwithstanding the provisions of Section 5(a) the parties acknowledge that, given the particular enterprise and business of the Company it is crucial and necessary that the Consultant maintain a close relationship with the Board based on mutual loyalty, respect and trust. Accordingly, the Company agrees that the Consultant shall have a special right to terminate its engagement with the Company pursuant to this Section for Good Cause (as defined in Section 2(h)) at any time within twelve (12) months of the Takeover of Control of the Company (as defined in Section 2(g)) by giving notice of its resignation in writing to the Board. The Consultant must exercise this right within twelve (12) months following the Takeover of Control as referred to herein. Further, the Company may at anytime from the commencement of any steps to effect a Takeover of Control through to twelve (12) months following a Takeover of Control, terminate this Agreement and the employment of the Manager without cause by giving notice of the Manager’s termination in writing to the Consultant. The notice of resignation or notice of termination pursuant to this Section must be in writing, must cite this Section 5(g) and must contain at least one (1) month's notice and not more than two (2) months notice. The Consultant will not receive any payment unless a notice of resignation is provided to the Company or a notice of termination is provided from the Company, as the case may be. The Company shall be obligated to provide the Consultant with a payment on the fifth calendar day following the earlier of the last calendar day specified in the notice of resignation or notice of termination pursuant to this Section and the date the Consultant actually ceases to be engaged by the Company (the “Date of Resignation”) which shall consist of the following:

(i)
the Consultant's fees through to the Date of Resignation at the amount of the Consultant’s then existing annual fee pursuant to Schedule “B” at the time notice of resignation or notice of termination was given, the amount of any reimbursable expenses pursuant to Schedule “B”, plus an amount equal to the amount, if any, of any bonuses previously made to the Consultant which have not been paid, accrued vacation and any other amounts due upon termination or resignation;

(ii)
in lieu of further fees for periods subsequent to the Date of Resignation, a payment equal to the number of months set out in Schedule “B” at the rate of the Consultant’s then existing annual fee and incentive bonus pursuant to Schedule “B”; and

(iii)
subject to Section 5(g)(iv), in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted to the Consultant under the Company's incentive programs and remaining unexercised at 5:00 p.m. (Toronto time) on the fourth calendar day following the Date of Resignation, which options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate difference between the exercise price of all options held by the Consultant, whether or not then fully exercisable, and the higher of: (A) the average of the closing prices of the Company's common shares as reported on the Toronto Stock Exchange (or such other stock exchange on which the Company's shares may be listed) for thirty (30) calendar days preceding the Date of Resignation or (B) the average price actually paid for the most highly priced one percent (1%) of the Company's common shares, however and for whatever reason by any person who achieves control of the Company as such term is defined in Section 2(g); and

(iv)
Notwithstanding Section 5(g)(iii), the Manager shall have the right, exercisable up to the fourth calendar day following the Date of Resignation, to elect to waive the application of Section 5(g)(iii) following the Date of Resignation. The Manager may exercise this election on or before 5:00 p.m. Toronto time on such fourth calendar day by delivering a notice in writing to the Company of such waiver whereupon:

(A)
in accordance with the Company’s stock option plan, the Consultant’s unvested options on shares of the Company shall immediately vest and the Consultant's vested options on shares of the Company will expire within ninety (90) days of the Date of Resignation; and

(B)	The Company shall be relieved of any obligation in connection with termination of the Consultant's engagement to make the payment in Section 5(g)(iii).

The Consultant agrees to accept such compensation in full satisfaction of any and all claims the Consultant has or may have against the Company and the Consultant agrees to execute and deliver a full and final release in writing of the Company with respect to the same upon payment of said sum, except monies owing by either party to the other up to the Date of Resignation.

(h)
The Consultant shall not be required to mitigate the amount of any payment provided for under any paragraph of this Section 5 by seeking other engagement or otherwise nor shall the amount of any payment provided for in this Section 5 be reduced by any other compensation earned by the Consultant as a result of engagement by another client after the date of termination or otherwise.

(i)	The Company shall have full rights to offset any money properly due by the Consultant or the Manager to the Company against any amounts payable by the Company to the Consultant hereunder.

(j)	The Manager will cease to be enrolled in any Company benefit plan after the last day of any notice period given.

6.           Successors, Binding Agreement

This Agreement shall enure to the benefit of and be binding upon and shall be enforceable by and against the Company's successors and assigns. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all, or substantially all, of the business or assets of the Company, by agreement in form and substance satisfactory to the Consultant, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used in this Agreement, the "Company" shall be defined in the preamble to this Agreement and include any successor to its business or assets which executes and delivers the agreement provided for in this Section 6 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law. This Agreement shall enure to the benefit of and be enforceable by the Consultant's heirs, administrators, executors and successors to the extent permitted herein.

7.           Notices

For the purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given on the first following calendar day when delivered or faxed or on the fifth following calendar day when mailed in Canada by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

(a)	If to the Consultant, at the address and fax number provided in Schedule “A”.

(b)	If to the Company:

Olympus Pacific Minerals Inc.
10 King Street East, Suite 500
Toronto, Ontario
M5C lC3 Canada

Fax: (416) 572-4202

or to such other address as any party may have furnished to the others in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

8.           Governing Law

The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the Province of Ontario and the laws of Canada.

9.           Miscellaneous

No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Consultant and the Company.  No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

10.           Severability

The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability or any other provision of this Agreement, which shall remain in full force and effect.

11.           Counterparts and Facsimile

This Agreement may be executed in one or more counterparts and by facsimile transmission, each of which shall be deemed to be an original but all of which together will constitute one and the same Agreement.

12.           Assignability

Neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder, except as provided in Section 6. Without limiting the foregoing, the Consultant's right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, and in the event of any attempted assignment or transfer contrary to this paragraph the Company shall have no liability to pay any amount so attempted to be assigned or transferred.  Notwithstanding the generality of the foregoing, the Consultant may assign its rights and obligations pursuant to this Agreement to a company or other entity wholly controlled by the Consultant which undertakes to the Company to make the Consultant's services available to the Company on identical terms and conditions as this Agreement.

13.           Competitive Activity

(a)
Except to the extent provided in Schedule “A”, during the Term of this Agreement and for the period set out in Schedule “A” following the date of termination of this Agreement, neither the Consultant nor the Manager shall:

(i)	be directly or indirectly engaged in any company or firm which is a direct competitor to the Company in any province in Canada or any country where the Company is carrying on business;

(ii)	be employed by another company which may be formed as a direct competitor to the Company in Canada;

(iii)	intentionally act in any manner that is detrimental to the relations between the Company and its customers, employees or investors; and

(iv)
Solicit any of the customers, employees and investors of the Company or be connected with any person, firm or corporation soliciting or servicing any other customers, employees or investors of the Company.

14.           Confidentiality

Neither the Consultant nor the Manager shall either during the Term of this Agreement or at any time thereafter divulge, publish or otherwise reveal either directly or indirectly or through any person, firm or corporation the private affairs or secrets of the Company, its subsidiaries or affiliates to any person or persons other than the Directors of the Company and shall not without the prior written consent of the Company either during the continuance of this Agreement or at any time thereafter use for its own purpose or any purpose other than those of the Company any information it may acquire in relation to the business and affairs of the Company. The Consultant agrees, during the Term of this Agreement and at all times thereafter to keep confidential all information and material provided to it by the Company, excepting only such information as is already known to the public, and including any such information and material relating to any customer, vendor or other party transacting business with the Company, and not to release, use or disclose the same except with the prior written permission of the Company.  The within understanding shall survive the termination or cancellation of this Agreement, even if occasioned by the Company's breach or wrongful termination. Each of the Consultant and the Company agree to keep the financial terms of this Agreement confidential, except to the extent as may be required for compliance with applicable regulatory and securities rules, regulations and laws.

15.           Time of the Essence

           Time shall be of the essence of this Agreement.

16.           Entire Agreement

This Agreement represents the entire agreement between the Consultant and the Company concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements with the Company or any of its officers or agents.

17.           Indemnity

The Company and the Manager shall enter into an Indemnification Agreement substantially in the form attached as Schedule “C” hereto providing for the indemnification of the Manager.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the day and year first above set forth.

OLYMPUS PACIFIC MINERALS INC. By: “John Seton”
Name:	John Seton
Title:	Chief Executive Officer

K&K MANAGEMENT COMPANY By: “Klaus Leiders”
Name:	Klaus Leiders
Title:	General Manager

EXECUTED and DELIVERED by Klaus Leiders: Klaus Leiders Baernbachmuehle 1 D-94130 Obernzell Germany Mining Engineer (M.Sc.)	) ) ) ) ) ) ) ) ) ) ) )	“Klaus Leiders” KLAUS LEIDERS

SCHEDULE “A”
RESPONSIBILITIES AND ENGAGEMENT OF THE CONSULTANT AND MANAGER

(a)	Name of Manager: Klaus Leiders

Address:               Baernbachmuehle 1
D-94130 Obernzell
Germany

Fax Number:        n/a , EMAIL: allminer@hotmail.de

(b)
Position of Manager: Chief Operating Officer (COO) of Olympus Pacific Minerals Inc., a publicly-listed company registered in Canada and traded on the Toronto Stock Exchange, the Frankfurt Exchange, the Over-the-Counter Bulletin Board (US) and the Australian Stock Exchange.

(c)	Position Description:

Principal Relationships:

Executive Chairman, CEO, Chief Commercial Officer, CFO and other senior management on management matters and the Board on strategy and other key developments

Direct Reports:	Mining project leaders, country managers and other key operating staff

Duties and responsibilities:

1.	Leadership and Management

•	Participating as a key member of the management team and leading the Company’s strategic technical, exploration, production and geology operations
•	Leading, developing and retaining an efficient, world-class operating team capable of optimal exploration and exploitation of the Company’s mining resources and reserves
•	Selecting, training, developing, leading and mentoring key departmental subordinates to ensure that operational deliverables consistently reach or exceed targets
•	Overseeing and coordinating the Company’s employees, contractors, consultants and business partners in achieving exploration and production goals and identifying opportunities
•
Ensuring full departmental compliance with corporate community affairs requirements and contributing at a strategic level with the generation and implementation of community and sustainable development policies

•	Ensuring full departmental compliance with internal controls
•	Providing support for Board meetings and liaising regularly with the CEO, CCO, CFO and other senior management on management matters

•
Ensuring timely and effective communication with staff and senior management, through site meetings, summary weekly reports, technical data for press releases and internal technical reports as deemed necessary

2.	Technical

•
Critically analyzing and evaluating the existing processes and operations, and developing and implementing a strategic and operational plan to move the operations forward in the short term to the next level of efficiency

•	Overseeing resource development programs, operating plans and policies, schedules and budgets to maximize optimal production and progress the Company’s properties to final feasibility and production
•	Supervising and coordinating resource and reserve estimations in compliance with NI 43-101 & JORC requirements
•
Overseeing the progress of permitting, geology, plant design, expansion and operation, keeping senior management and the Board apprised of developments, providing input and making recommendations to senior management and the Board on feasibility studies and the timeline of construction and operations

•	Reviewing additional land acquisitions for facilities, buffer or exploration
•	Working with permitting team and geology exploration team to ensure timeliness of deliverables to meet project goals and objectives
•	Monitoring and reporting performance against budgeted targets
•	Improving operating procedures in the mine and plants to ensure that production, grades and recoveries are controlled and optimized
•	Coordinating mine planning and operations to ensure optimal long term business outcome

3.	General:

•	Taking accountability for the safe, efficient, legally compliant planning, development, construction and operation of our mines and mills
•	Promoting a culture of awareness and commitment to safe working practices amongst all employees and contractors, which will enable a healthy and accident-free working environment
•	Ensuring that the highest safety, health and environmental standards are met or exceeded
•	Ensuring compliance with all necessary operational government regulations and reporting is completed within deadlines
•	Ensuring all Company policies are complied with, particularly with respect to safety, security, social development and environment
•	Overseeing all aspects related to the Company’s projects including land management, data management, maintenance of technical standards, and contractor selection, evaluation and negotiation
•	Working with the CFO to ensure that operations maintain adequate and effective accounting systems and controls
•	Actively participating in the production and review of documents and reports required to be filed by the Company with any securities exchange or securities regulatory authority

•	Actively participating in reviewing and approving press releases and other public disclosure documents
•	Communicating in a timely fashion with the, Executive Director, CEO, the Board and its Committees on material matters affecting the Company and its operations and be available for Board meetings
•	Representing the company at technical meetings and conferences, including presentation of technical papers if the opportunity arises.
•	Assisting in meetings with investors and analysts.

Commentary:

The duties and responsibilities listed above are representative of the nature and level of work assigned and are not necessarily all inclusive.

(d)	Schedules “A” and “B” Valid: October 1, 2011 to June 30, 2012
Schedules “A” and “B” Renewal                                                  Before 30 June 2012 for the period from July 1, 2012 to June 30, 2013.

(e)	Contract Term: October 1, 2011 to June 30, 2013

(f)	Location(s): Initially DaNang, Vietnam or a South- East Asian hub city as agreed to from time to time.

(g)	Responsible to: Chief Executive Officer

(h)
Responsible for:                                Ensuring Operations meet agreed plans, budgets and agreements and addressing all matters affecting the Company’s Operations in a timely and appropriate manner to ensure profits and cash flows are maximized.

(i)	Duties and Authority: As set out above and in agreed Company Objectives, budgets and policies, agreed with the Company’s CEO and/or the Board of Director from time to time,.

(j)	Time Spent on the Company: Full Time

(k)	Extra activities agreed to: None

(l)	Exclusions from this contract: None

(m)	Number of Months wherein Competitive Activity is Limited: 6 months

(n)	Additional Terms: None

SCHEDULE “B”
FEE SCHEDULE AND CRITERIA FOR BONUS

(a)	Name: Klaus Leiders

(b)	Position: Chief Operating Officer

(c)	Time: 24 September 2011 to 30 June 2012

(d)	Note: Currency used is Canadian dollars

(e)	TOTAL Direct Compensation Target, made up from (g) Annual Base Salary, (h) STIP $ Target Bonus, (i) LTIP $ Target Opportunity, = C$ 408,000

(f)	Amount payable upon entering into the Management Services Agreement:

 C$50,000

(g)	Annual Base Salary = C$ 220,000

Incentive Bonus

(h)	The 2011 Short Term Incentive Plan (STIP) targets are company-wide and achievement is assessed by the Compensation Committee, against the following:

a.	Production
1/3 reaching quarterly Budgeted YTD ounces produced

[Threshold = 90% - 95%, Target = 95% to 100%, Maximum = 101%+];

b.	Financial

1/3 reaching quarterly Budgeted  YTD cash from operations after all costs & overheads (including corporate and working capital changes) have been paid and generally achieving the programme & budget as approved

[Threshold = 90% - 95%, Target = 95% to 100%, Maximum = 101%+];

c.	Exploration

1/6 improving categorization/quality of existing resources and delineating between 500,000 and 800,000 additional NI 43-101 / JORC verifiable oz

[Threshold = 500s, Target = 600s, Maximum = 700s], and
1/6 delineating between 250,000 and 500,000 oz geological potential (Exploration)
[Threshold = 250-299, Target = 300s potential, Maximum = 400s].

Your STIP Target $ Bonus and as % of Annual Base Salary are:
Target - C$ 88,000 or 40%; or
Threshold - C$ 44,000 or 20%; or
Maximum - C$ 132,000 or 60%.

(h)	Annual Long Term Incentive Plan (“LTIP”) target bonus to be added to Annual Base Salary

(i)	$ Opportunity: C$100,000 worth of Olympus share options, from 1 October 2011 as detailed in the Share Option Agreement relating to the 1 January 2011 granting.

(ii)	Black Scholes Conversion Details are available for your information.

(i)	Account Details for Payments to be detailed on your invoice covering to 30 June ’12.

(j)	Currency for payment is Canadian Dollars

(k)	Name for LTIP Options as per Share Option Agreement TBA

(l)
Reimbursable Expenses and expatriate benefits: Travel and general business related expenses as per agreed policies on the Company’s internal website or as specifically agreed to from time to time in writing. (‘If it is not there, it does not exist’).

(m)	Performance Criteria: Meet requirements as specified from time to time by the CEO and / or the Board of OYM and / or its Committees.

(n)	Number of Months for Payment Pursuant to Termination: six (6) months (Clause 5b)

(o)	Number of Months for Payment Pursuant to Takeover of Control: six(6) (Clause 5g)

SCHEDULE “C”
FORM OF INDEMNIFICATION AGREEMENT

THIS INDEMNITY AGREEMENT dated as of the 23rd day of September, 2011, is made

BETWEEN:

OLYMPUS PACIFIC MINERALS INC., a corporation incorporated under the laws of Canada,

(the “Corporation”)

- and -

K&K MANAGEMENT COMPANY, a German Company having its registered office in Obernzell, Germany,

(the “Indemnified Party”)

CONTEXT

A.	The Corporation is a corporation governed by the Canada Business Corporations Act (the “Act”).

B.
The Corporation entered into a management services agreement with the Indemnified Party pursuant to which the Indemnified Party agreed to provide personnel (the “Manager”) to provide senior executive services to the Company.

C.
The Indemnified Party has provided the services of the Manager, at the request of the Corporation, as an officer of the Corporation and the Indemnified Party may, at the request of the Corporation, provide the services of the Manager as director or officer of the Corporation or in a similar capacity of another entity (an “Other Entity”).

FOR GOOD AND VALUABLE CONSIDERATION, the parties agree as follows:

1.	Definitions

1.1	“Agreement” means this Agreement, including all permitted amendments, and references to “Article” or “Section” mean the specified Article or Section of this Agreement.

1.2	“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

1.3
“Claim” means any civil, criminal, regulatory, administrative, investigative, arbitral or other proceeding in which the Indemnified Party is involved because of the Indemnified Party’s association with the Corporation or any Other Entity for which the Indemnified Party acts or has acted at the Corporation’s request as a director or officer or in a similar capacity, and includes any action to establish a right to indemnification under this

Agreement but does not include an action initiated by the Indemnified Party against the Corporation or an Other Entity.

1.4
“Costs” means all costs, charges, expenses (including any legal, professional or advisory fees or disbursements and any out-of-pocket expenses), including amounts paid to settle or dispose of any Claim or satisfy any judgment, fine, penalty or liability, whether incurred alone or jointly with others, including any amounts which the Indemnified Party may reasonably suffer, sustain, incur or be required to pay in respect of the investigation, defence, settlement or appeal of, or preparation for, any Claim.

1.5
“Derivative Action” means an action by or on behalf of the Corporation or any of its subsidiaries or affiliates, or of any Other Entity, to procure a judgment in its favour to which the Indemnified Party is made a party because of the Indemnified Party’s association with the Corporation or any Other Entity for which the Indemnified Party acts or has acted at the Corporation’s request as a director or officer or in a similar capacity.

1.6	“Parties” means the Corporation and the Indemnified Party collectively and “Party” means any one of them.

1.7
“Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies, rates, withholdings, dues, government contributions and other charges of any kind whatsoever, whether direct or indirect, together with all interest, penalties, fines, additions to tax or other additional amounts, imposed by any governmental or regulatory authority.

2.	General Indemnity

Subject to Sections 3, 5 and 6, the Corporation will indemnify and save harmless the Indemnified Party and the Indemnified Party’s directors and officers from and against all Costs, reasonably incurred by the Indemnified Party in respect of any Claim.

3.	Indemnification in Derivative Actions

In respect of a Derivative Action, the Corporation will, at the Indemnified Party’s request, make application for approval by a court of competent jurisdiction to indemnify the Indemnified Party against all Costs reasonably incurred by the Indemnified Party in connection with that Derivative Action, as well as for approval to advance money to the Indemnified Party under Section 4.

4.	Advance of Costs

Provided there are no reasonable grounds to suspect that the Indemnified Party has not met the conditions of Section 5, and subject to Sections 3 and 6, the Corporation will advance moneys to the Indemnified Party for Costs referred to in Sections 2 and 3.

5.	Limitation

The Corporation will not indemnify the Indemnified Party under Section 2 unless the Indemnified Party:

5.1
acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the Other Entity for which the Indemnified Party acted as a director or officer or in a similar capacity at the Corporation’s request; and

5.2
in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Party had reasonable grounds for believing that the Indemnified Party’s conduct was lawful.

6.	Reimbursement of Indemnification Payments

6.1
If, at the conclusion of any proceeding with respect to which indemnification is provided under this Agreement, there is a final judicial or quasi-judicial determination establishing that the Indemnified Party has not fulfilled the conditions of Section 5 in respect of any amounts advanced or paid by the Corporation, those amounts will be repaid by the Indemnified Party to the Corporation within 10 Business Days of the Indemnified Party’s receipt of the Corporation’s written request for repayment. The Indemnified Party’s obligation to reimburse the Corporation will be unsecured and no interest will be payable on any money that is required to be reimbursed.

6.2
If the Indemnified Party subsequently receives indemnification or reimbursement for all or part of any Costs from a source other than the Corporation, the amounts for those Costs that were advanced and paid by the Corporation will be repaid by the Indemnified Party to the Corporation within 10 Business Days of the Corporation’s request for repayment, in writing, to the extent that the Indemnified Party receives indemnification or reimbursement from that other source.

7.	Indemnification Approvals

The Corporation will make its best efforts to obtain any approval required under the Act or otherwise in respect of any indemnification required to be made by it under this Agreement.

8.	Taxes

Costs for which indemnification is provided under this Agreement will include any Taxes to which the Indemnified Party may be subject or which the Indemnified Party may suffer or incur as a result of, in respect of, arising out of, or referable to, any indemnification of the Indemnified Party by the Corporation under this Agreement.

9.	Notice of Proceedings

The Indemnified Party will give written notice to the Corporation as soon as practicable upon being served with any statement of claim, writ, notice of motion, indictment, subpoena, investigation order or other document commencing, threatening or continuing any Claim involving the Corporation or the Indemnified Party which may result in a demand for indemnification under this Agreement. The Corporation will give the Indemnified Party written notice as soon as practicable upon it being served with any statement of claim, writ, notice of motion, indictment, subpoena, investigation order or other document commencing, threatening or continuing any Claim involving the Indemnified Party. A notice delivered under this Section 9 will include a description of the Claim or threatened Claim, a summary of the facts giving rise to the Claim or threatened Claim and, if possible, an estimate of any potential liability arising under the Claim or threatened Claim. Failure by either Party to notify the other of any Claim will not relieve the Corporation from liability under this Agreement, except to the extent that the failure of the Indemnified Party to notify the Corporation materially prejudices the Corporation.

10.	Assumption of Defence

10.1
The Corporation will be entitled to participate, at its expense, in the defence of any Claim, other than a Derivative Action. If the Corporation so elects after receipt of notice of a Claim, or the Indemnified Party in that notice so directs, the Corporation will assume control of the negotiation, settlement or defence of any Claim, in which case the negotiation, settlement or defence will be conducted by counsel chosen by the Corporation and reasonably satisfactory to the Indemnified Party.

10.2
If the Corporation elects to assume control of any Claim, the Indemnified Party will have the right to participate in the negotiation, settlement or defence of the Claim and to retain counsel to act on his or her behalf. The fees and disbursements of that counsel will be paid by the Indemnified Party unless:

10.2.1	the Corporation consents (which consent will not be unreasonably withheld or delayed) to the retention of that counsel; or

10.2.2
the parties to the Claim include both the Corporation and the Indemnified Party, and the Indemnified Party is advised by counsel that representation of both the Corporation and the Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them, including the availability of legal defences to the Indemnified Party which are different from or additional to those available to the Corporation.

10.3
The Indemnified Party and the Corporation will co-operate fully with each other and their respective counsel in the investigation and defence of any Claim and will make available to each other all relevant books, records, documents and files and will otherwise use their respective best efforts to assist counsel in the proper and adequate defence of any Claim. An Indemnified Party who is not employed by the Corporation will be compensated by the Corporation for this co-operation in the amount and in the manner deemed appropriate and agreed to by the Corporation and the Indemnified Party.

11.	Settlement

11.1
The Corporation may, with the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld or delayed), enter into a settlement or other agreement to settle or compromise any Claim. If the Indemnified Party refuses, after requested by the Corporation, acting reasonably, to consent to the terms of a proposed settlement or compromise which is otherwise acceptable to the Corporation, the Corporation may require the Indemnified Party to negotiate or defend the Claim independently of the Corporation. In that event, any amount recovered by the claimant in excess of the amount for which settlement or compromise could have been made by the

Corporation will not be recoverable under this Agreement or under the by-laws of the Corporation, it being further agreed by the Parties that in that event, the Corporation will only be responsible for Costs of the Indemnified Party up to the time at which the settlement proposed by the Corporation could have been made.

11.2
The Corporation will not be liable for the Costs associated with any settlement of any Claim effected without its prior written consent (which consent will not be unreasonably withheld or delayed). The Indemnified Party will have the right to negotiate a settlement in respect of any Claim, provided, however, that in that event, the Indemnified Party will, unless the Corporation has approved the settlement, pay all Costs associated with negotiating and paying the settlement and will not seek indemnity from the Corporation in respect of those Costs.

11.3
For certainty, the Corporation will not enter into a settlement or other agreement to settle or compromise any Claim, or compensate the Indemnified Party for any Costs associated with the settlement of any Claim, if it has determined, acting reasonably, that the Indemnified Party has not fulfilled the conditions of Section 5 with respect to that Claim.

12.	D&O Insurance

For so long as the Indemnified Party is providing the services of the Manager as a director and officer or in a similar capacity of the Corporation or any Other Entity, the Corporation will obtain directors’ and officers’ insurance coverage for the Corporation’s current and former directors and officers, including the Manager, in the manner and the amount that is deemed prudent by the Corporation’s board of directors. If the Indemnified Party ceases to provide the services of the Manager as a director and officer of the Corporation, or of any Other Entity, the Corporation agrees to make commercially reasonable efforts to either:

12.1
continue to maintain directors’ and officers’ insurance coverage for the Manager for a period of not less than two years from the date the Indemnified Party ceases to provide the services of the Manager as a director and officer or in a similar capacity of the Corporation or the Other Entity; or

12.2
secure directors’ and officers’ insurance coverage for the Manager on a two year “trailing” (or “run-off”) basis, in each case on terms and conditions no less advantageous to the Manager than those contained in the Corporation’s director and officer insurance coverage in effect on the date the Indemnified Party ceases to provide the services of the Manager as a director and officer or in a similar capacity of the Corporation or the Other Entity.

13.	Amendment and Waiver

No supplement, modification, amendment, waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, will be binding unless executed in writing by the Party to be bound by it.

14.	Access To Information

14.1           Subject to subsections 14.2 and 14.3, so long as the Indemnified Party provides the services of the Manager as a director or officer of the Corporation and for a period of two years after ceasing to provide such services, the Indemnified Party shall, upon written request addressed to the Secretary of the Corporation, be entitled to inspect the Records at the head office address of the Corporation.  For the purposes of this section 14.1, “Records” means the books and records of the Corporation and includes, without limitation, all board papers, submissions, minutes, agreements and memorandum which, directly or indirectly, relate to the affairs of the Corporation during the period in which the Indemnified Party provided the services of the Manager as a director or officer of the Corporation, whether kept in physical, electronic or other form.

14.2           The Corporation will give access to the Records in accordance with subsection 14.1 only for purposes which are properly referable to the Indemnified Party’s provision of the services of the Manager as a present or former director or officer of the Corporation, including, but not limited to, the defence or prosecution of any administrative or legal proceeding involving the Indemnified Party, the Manager or the Corporation.

14.3           The Indemnified Party covenants and agrees to treat all such information contained in the Records as confidential and shall not disclose, publish or communicate or permit the disclosure, publication, or communication of the information contained in the Records to any person except with the written consent of the Corporation, as required by law or if the information is already in the public domain not as a result of a breach of this Agreement.

15.	General

15.1
Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, including any agreement between the Corporation and the Indemnified Party providing for the services of the Manager. There are no representations, warranties or other agreements between the parties in connection with the subject matter of this Agreement except as specifically set out in this Agreement. No party has been induced to enter into this Agreement in reliance on, and there will be no liability assessed, either in tort or contract, with respect to, any warranty, representation, opinion, advice or assertion of fact, except to the extent it has been reduced to writing and included as a term in this Agreement.

15.2
Non-Exclusion of Rights. This Agreement will not operate to abridge or exclude any other rights, in law or in equity, to which the Indemnified Party may be entitled by operation of law or under any statute, the articles or by-laws of the Corporation, agreement, vote of shareholders of the Corporation, vote of disinterested directors of the Corporation or otherwise. Further, subject to the limitations provided in this Agreement, the indemnity provided by this Agreement will remain in full force and effect despite any act or omission of the Indemnified Party, or person acting in a similar capacity, including any act or omission under the relevant provisions of the statute under which the Corporation or Other Entity exists or was incorporated, amalgamated or continued.

15.3
Subrogation. To the extent permitted by law, the Corporation will be subrogated to all rights which the Indemnified Party may have under all policies of insurance or other contracts under which the Indemnified Party may be entitled to reimbursement of, or indemnification for, all or any part of the Costs which are paid by the Corporation under this Agreement.

15.4
Notices. Any notice or other communication required or permitted by this Agreement to be given to a party will be in writing and will be either delivered personally, sent by prepaid registered mail, or sent by facsimile or functionally equivalent method of recorded communication, if the addressee has electronic or other communications facilities, to that party addressed as follows:

15.4.1	to the Corporation at its registered office address as shown on the records of the Director appointed under the Act; and

15.4.2	to the Indemnified Party, at its address specified in the agreement between the Corporation and the Indemnified Party providing for the services of the Manager.

Every notice will be deemed to be received, (a) on the date of delivery, if delivered personally, (b) on the next Business Day following the date of its transmission, if delivered by facsimile or other similar method of recorded communication, or (c) the fifth Business Day after mailing, if sent by registered mail. Notwithstanding the foregoing, if a strike or lockout of postal employees is in effect or generally known to be impending, notice will be delivered personally or by facsimile or similar method of recorded communication.

15.5
Headings. The division of this Agreement into sections and subsections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement.

15.6	References. References to a section, subsection or paragraph will be construed as references to a section, subsection or paragraph of this Agreement unless the context requires otherwise.

15.7
Successors and Assigns. This Agreement and the rights and obligations under it are not assignable by either party without the prior written consent of the other party. This Agreement will enure to the benefit of and be binding upon the parties and their respective heirs, legal representatives, successors and permitted assigns.

15.8
Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will not invalidate the remaining provisions of this Agreement, and any such invalid or unenforceable provision will be deemed to be severed. The prohibition against or unenforceability of a provision in one jurisdiction will not invalidate that provision or render it unenforceable in any other jurisdiction.

15.9
Further Assurances. The parties will with reasonable diligence do all things and provide all reasonable assurances as may be required to, and each party will provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to, give effect to this Agreement and carry out its provisions.

15.10	Governing Law. This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in that Province.

15.11
Counterparts. This Agreement may be executed in one or more counterparts, each of which when so executed and delivered will be an original, and those counterparts together will constitute one and the same instrument. Delivery of this Agreement by facsimile transmission, e-mail, or functionally equivalent electronic transmission constitutes valid and effective delivery.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

Each of the parties has executed and delivered this Agreement as of the date noted at the beginning of this Agreement.

OLYMPUS PACIFIC MINERALS INC.
Per:
Authorized Signatory

K&K MANAGEMENT COMPANY
Per:
Authorized Signatory